EXHIBIT 19 - FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Net sales	$1,294,341	$898,930	$3,586,285	$2,608,702

Costs and expenses:
Cost of products sold	1,052,084	718,814	2,927,868	2,086,175
Selling, general and administrative expenses	114,040	95,814	333,770	273,287
Research and development	10,496	5,837	24,846	18,412
Other operating (income) expense, net	(1,548)	10,007	3,251	14,888
Interest expense	18,345	13,395	55,022	25,279
Other non-operating (income) expense, net	1,523	(4,873)	(684)	(6,420)

Income from continuing operations before income taxes	99,401	59,936	242,212	197,081

Provision for income taxes	35,800	21,500	87,200	71,600

Income from continuing operations	63,601	38,436	155,012	125,481

Income (loss) from discontinued operations, net of tax	(833)		1,782

Net income	62,768	38,436	156,794	125,481

Less: Net income attributable to noncontrolling interests	1,349	2,596	4,953	4,410

Net income attributable to Bemis Company, Inc.	$61,419	$35,840	$151,841	$121,071

Amounts attributable to Bemis Company, Inc.:
Income from continuing operations, net of tax	$62,252	$35,840	$150,059	$121,071
Income (loss) from discontinued operations, net of tax	(833)		1,782
Net income attributable to Bemis Company, Inc.	$61,419	$35,840	$151,841	$121,071

Basic earnings per share:
Income from continuing operations	$0.56	$0.33	$1.35	$1.15
Income (loss) from discontinued operations	(0.01)		0.02
Net income attributable to Bemis Company, Inc.	$0.55	$0.33	$1.37	$1.15

Diluted earnings per share:
Income from continuing operations	$0.56	$0.33	$1.35	$1.15
Income (loss) from discontinued operations	(0.01)		0.02
Net income attributable to Bemis Company, Inc.	$0.55	$0.33	$1.37	$1.15

Cash dividends paid per share	$0.230	$0.225	$0.690	$0.675

See accompanying notes to consolidated financial statements.

EXHIBIT 19 - FINANCIAL STATEMENTS — UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands, except share amounts)

	September 30,	December 31,
	2010	2009
ASSETS
Cash and cash equivalents	$92,498	$1,065,687
Accounts receivable, net	668,107	467,988
Inventories, net	656,477	399,067
Prepaid expenses and other current assets	113,946	72,606
Total current assets	1,531,028	2,005,348

Property and equipment, net	1,539,826	1,157,193

Goodwill	989,372	646,852
Other intangible assets, net	203,203	85,299
Deferred charges and other assets	63,514	34,013
Total other long-term assets	1,256,089	766,164

TOTAL ASSETS	$4,326,943	$3,928,705

LIABILITIES

Current portion of long-term debt	$2,251	$22,527
Short-term borrowings	1,801	8,795
Accounts payable	545,518	380,017
Accrued salaries and wages	101,655	89,988
Accrued income and other taxes	30,594	23,528
Total current liabilities	681,819	524,855

Long-term debt, less current portion	1,374,548	1,227,514
Deferred taxes	140,064	134,676
Other liabilities and deferred credits	218,729	189,977
Total Liabilities	2,415,160	2,077,022

EQUITY

Bemis Company, Inc. stockholders’ equity:
Common stock issued (126,615,475 and 125,646,511 shares)	12,662	12,565
Capital in excess of par value	563,508	567,247
Retained earnings	1,724,158	1,649,804
Accumulated other comprehensive income	93,193	72,457
Common stock held in treasury (18,422,771 and 17,422,771 shares at cost)	(527,566)	(498,341)
Total Bemis Company, Inc. stockholders’ equity	1,865,955	1,803,732
Noncontrolling interests	45,828	47,951
Total Equity	1,911,783	1,851,683

TOTAL LIABILITIES AND EQUITY	$4,326,943	$3,928,705

See accompanying notes to consolidated financial statements.

EXHIBIT 19 - FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Nine Months Ended
	September 30,
	2010	2009
Cash flows from operating activities
Net income	$156,794	$125,481
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	156,177	118,376
Excess tax benefit from share-based compensation arrangements	(3,558)	(272)
Share-based compensation	14,000	13,898
Deferred income taxes	(2,983)	14,513
Income of unconsolidated affiliated company	(1,785)	(1,340)
(Gain) loss on sales of property and equipment	488	(3,284)
Changes in working capital, excluding effect of acquisitions	(83,577)	141,801
Net change in deferred charges and credits	13,476	(13,288)

Net cash provided by operating activities	249,032	395,885

Cash flows from investing activities
Additions to property and equipment	(64,670)	(62,521)
Business acquisitions and adjustments, net of cash acquired	(1,222,111)	(30,637)
Proceeds from sales of property and equipment	1,698	10,621
Net proceeds from sale of discontinued operations	75,202

Net cash used in investing activities	(1,209,881)	(82,537)

Cash flows from financing activities
Proceeds from issuance of long-term debt	13,665	810,748
Repayment of long-term debt	(51,659)	(21,158)
Net borrowing (repayment) of commercial paper	163,000	(159,795)
Net borrowing (repayment) of short-term debt	(7,049)	(17,958)
Cash dividends paid to stockholders	(76,650)	(71,512)
Common stock issued		202,808
Common stock purchased for the treasury	(29,225)
Excess tax benefit from share-based compensation arrangements	3,558	272
Stock incentive programs and related tax withholdings	(14,651)	(2,730)

Net cash provided by financing activities	989	740,675

Effect of exchange rates on cash and cash equivalents	(13,329)	6,535

Net increase (decrease) in cash and cash equivalents	(973,189)	1,060,558

Cash and cash equivalents balance at beginning of year	1,065,687	43,454

Cash and cash equivalents balance at end of period	$92,498	$1,104,012

Supplemental disclosure of cash flow information
Business acquisitions, net of cash:
Working capital acquired, net	$232,077	$668
Goodwill and intangible assets acquired, net	465,162
Fixed and other long-term assets	544,886	30,383
Deferred taxes and other liabilities	(35,893)	(414)
Subsidiary shares of noncontrolling interests	15,879
Cash used for acquisitions	$1,222,111	$30,637

Interest paid during the period	$63,961	$11,319
Income taxes paid during the period	$78,699	$44,214

See accompanying notes to consolidated financial statements.

EXHIBIT 19 - FINANCIAL STATEMENTS — UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EQUITY

(dollars in thousands, except per share amounts)

	Bemis Company, Inc. Stockholders
				Accumulated
		Capital In		Other	Common
	Common	Excess of	Retained	Comprehensive	Stock Held	Noncontrolling
	Stock	Par Value	Earnings	Income (Loss)	In Treasury	Interests	Total

Balance at December 31, 2008	$11,713	$345,982	$1,599,178	$(112,001)	$(498,341)	$36,012	$1,382,543

Net income			121,071			4,410	125,481
Unrecognized gain reclassified to earnings, net of tax of $252				(396)			(396)
Translation adjustment				146,220		8,344	154,564
Pension liability adjustment, net of tax effect of $3,363				5,807			5,807
Total comprehensive income							285,456
Cash dividends declared on common stock ($0.675 per share)			(71,512)				(71,512)
Stock incentive programs and related tax withholdings (313,617 shares)	32	(2,730)					(2,698)
Excess tax benefit from share-based compensation arrangements		1,376					1,376
Share-based compensation		15,421					15,421
Common stock issued (8,175,000 shares)	817	201,991					202,808
Balance at September 30, 2009	$12,562	$562,040	$1,648,737	$39,630	$(498,341)	$48,766	$1,813,394

Balance at December 31, 2009	$12,565	$567,247	$1,649,804	$72,457	$(498,341)	$47,951	$1,851,683

Net income			151,841			4,953	156,794
Unrecognized gain reclassified to earnings, net of tax of $252				(395)			(395)
Translation adjustment				12,524		796	13,320
Pension liability adjustment, net of tax effect of $4,947				8,607			8,607
Total comprehensive income							178,326
Cash dividends declared on common stock ($0.69 per share)			(77,487)				(77,487)
Stock incentive programs and related tax withholdings (968,964 shares)	97	(14,748)					(14,651)
Excess tax benefit from share-based compensation arrangements		5,016					5,016
Share-based compensation		14,000					14,000
Purchase of subsidiary shares from noncontrolling interests		(8,007)				(7,872)	(15,879)
Purchase of 1,000,000 shares of common stock					(29,225)		(29,225)

Balance at September 30, 2010	$12,662	$563,508	$1,724,158	$93,193	$(527,566)	$45,828	$1,911,783

See accompanying notes to consolidated financial statements.

EXHIBIT 19 - FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with accounting principles for interim financial information generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  Certain prior year amounts have been reclassified to conform to current year presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.  For further information, refer to the consolidated financial statements and footnotes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

Note 2 — New Accounting Guidance

Fair Value Measurements and Disclosures

In January 2010, the FASB issued additional authoritative guidance regarding fair value measurements and disclosures.  This guidance requires that information be provided about asset movements among Levels 1 and 2 of the fair value hierarchy, requires expanded disclosures in the roll forward of Level 3 activity, and provides clarifications on certain existing disclosure requirements.  The majority of the guidance was effective for the Company for interim and annual reporting periods beginning after December 15, 2009 and did not impact its financial position or results of operations.  A portion of the guidance related to expanded disclosures in the roll forward of Level 3 activity is effective for interim and annual reporting periods beginning after December 15, 2010.  This portion of the guidance will expand the Company’s disclosures and will not impact its financial position or results of operations.

Note 3 — Acquisitions

Acquisition of Alcan Packaging Food Americas

On March 1, 2010, Bemis completed its acquisition of the Food Americas operations of Alcan Packaging, a business unit of Rio Tinto plc.  Under the terms of the $1.2 billion transaction, Bemis acquired 23 Food Americas flexible packaging facilities in the U.S., Canada, Mexico, Brazil, Argentina, and New Zealand, with 2009 net sales of $1.4 billion.  These facilities produce flexible packaging principally for the food and beverage industries and augment Bemis’ product offerings and technological capabilities.  The acquisition was completed through the purchase of the assets of Pechiney Plastic Packaging, Inc., AP Food Americas, LLC, and Alcan Packaging Canada, Ltd. and through the purchase of the outstanding shares of Alcan Packaging Mexico, S.A. De C.V., Alcan Empaques Mexico, S.A. De C.V., Alcan Packaging Thermaplate, Inc., Danaflex Packaging Corporation Limited, Alcan Embalagens Do Brasil Ltda., Envaril Plastic Packaging S.R.L., and Envatrip S.A.

In compliance with regulatory requirements for approval of the transaction in the United States, the Company was obligated to divest a portion of the acquired business, which included two facilities.  This portion of the business was related primarily to sales of flexible packaging for retail natural cheese products and shrink bag packaging for fresh meat products.  The sale of this portion of the business was completed on July 13, 2010 as discussed in Note 4 — Discontinued Operations.  The 2009 annual net sales associated with the sold business were approximately $156 million.  Operating results associated with this sold business have been classified on the consolidated statement of income as income from discontinued operations, net of tax.

The total purchase price for the acquisition was as follows:

(in thousands)
Cash consideration	$1,228,321
Working capital purchase price adjustments	(373)
Assumption of liabilities of seller	7,524
$1,235,472

Certain customary working capital adjustments will be made to the purchase price during the remainder of the year.  The majority of the financing for this transaction was completed during the third quarter of 2009 through the issuance of $800.0 million of public bonds and 8.2 million common shares issued in a secondary public stock offering.  The remaining cash purchase price was financed in the commercial paper market in advance of closing.  The Company incurred $58.5 million in acquisition-related fees which were recorded in other operating expense in the consolidated statement of income, of which $14.7 million were incurred in the nine months ended September 30, 2010 and $43.8 million were incurred in the year ended December 31, 2009.

The preliminary allocation of the purchase price to the assets acquired and liabilities assumed is based on the estimated fair values at the date of acquisition.  The Company is in the process of finalizing fair market valuations which may require adjustments to the purchase price allocation.  The preliminary allocation resulted in goodwill of approximately $334.9 million, which is attributed to business synergies and intangible assets that do not meet the criteria for separate recognition.  The Company is currently in the process of determining the tax deductibility of the goodwill.  Other long-term assets include an adjustment of approximately $12.9 million to record assets related to the indemnity provisions of the sale and purchase agreement, and are primarily related to tax matters.  In the third quarter of 2010, net adjustments of $2.0 million were made to the fair values of the assets acquired and liabilities assumed with a corresponding adjustment to goodwill.  These adjustments are reflected in the values presented below.  The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the acquisition date:

March 1,
(in thousands)	2010
Cash and cash equivalents	$22,090
Accounts receivable, net	148,293
Inventories	177,049
Prepaid expenses and other current assets	41,757
Working capital of discontinued operations	8,452
Property and equipment	458,241
Goodwill	334,862
Other intangible assets	130,300
Long-term assets of discontinued operations	63,995
Other long-term assets	22,650
Accounts payable	(124,375)
Accrued salaries and wages	(12,088)
Accrued income and other taxes	139
Deferred income taxes	(3,661)
Long-term liabilities	(32,232)
$1,235,472

The determination of fair value for acquired intangible assets was primarily based upon the discounted expected cash flows.  The determination of useful life was based upon historical acquisition experience, economic factors, and future cash flows of the assets acquired.  The estimated amortization expense related to these intangible assets for 2010 is approximately $9.1 million, using straight-line amortization.  The fair values and useful lives that have been assigned to the acquired identifiable intangible assets follow:

(in thousands)	Useful Life	Fair Value
Customer relationships	20 years	$87,300
Technology	15 years	39,700
Order backlog	One month	3,300
Total		$130,300

The results of the acquired operations have been included in the consolidated financial statements since the date of acquisition.   In accordance with current accounting guidance, income from discontinued operations does not include depreciation or amortization expense.

The following unaudited pro forma financial information for the nine months ended September 30, 2010 and the three and nine months ended September 30, 2009 reflects the results of operations as if the acquisition of the Food Americas operations of Alcan Packaging had been completed on January 1, 2010 and January 1, 2009, respectively.  No pro forma results are presented for the three months ended September 30, 2010 as the results of the acquired company are included in the actual three month results.  Pro forma adjustments have been made for the elimination of sales of discontinued operations and changes in depreciation and amortization expenses related to the valuation of the acquired fixed and intangible assets and assumed liabilities at fair value, the addition of incremental interest costs related to debt used to finance the acquisition, and the tax benefits related to the increased costs.

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
(in thousands)	2009	2010	2009
Net sales
Pro forma	$1,204,917	$3,782,199	$3,554,863
As reported	898,930	3,586,285	2,608,702

Net income attributable to Bemis Company, Inc.
Pro forma	$46,372	$158,677	$135,453
As reported	35,840	151,841	121,071

Diluted earnings per share
Pro forma	$0.42	$1.42	$1.22
As reported	0.33	1.37	1.15

The unaudited pro forma financial information is presented for informational purposes only.  It is not necessarily indicative of what our results of operations actually would have been had we completed the acquisition as of the beginning of each year, nor does it purport to project the future operating results of the Company.  It also does not reflect any cost savings, operating synergies or revenue enhancements that we may achieve nor the costs necessary to achieve those cost savings, operating synergies, revenue enhancements, or integration efforts.

Acquisition of South American Rigid Packaging Operations of Huhtamaki Oyj

On June 3, 2009, the Company announced that it acquired the South American rigid packaging operations of Huhtamaki Oyj, a global manufacturer of consumer and specialty packaging.  This rigid packaging business, which includes three facilities in Brazil and one facility in Argentina, recorded annual net sales of approximately $86.0 million in 2008, primarily to dairy and food service markets.  The purchase price of $43.0 million was paid with a combination of $32.3 million cash on hand, $1.9 million of debt assumed, and an $8.8 million note payable to the seller.  The note payable to seller matured on May 31, 2010 and has been paid.  The fair values of assets and liabilities acquired were $51.7 million and $10.9 million, respectively.

Note 4 — Discontinued Operations

As discussed in Note 3 - Acquisitions, we were obligated to divest a portion of the acquired Alcan Packaging Food Americas business in the United States in order to comply with regulatory requirements for approval of the transaction.  This portion of the business included two facilities and was primarily related to the production and sales of flexible packaging for retail natural cheese products and shrink bag packaging for fresh meat products.  The sale of this portion of the business was completed on July 13, 2010 for net cash proceeds of approximately $75.2 million.  Prior to the sale, the assets and liabilities for these operations were segregated as assets and liabilities of discontinued operations on the consolidated balance sheet.  The pre-sale goodwill and intangible assets values were adjusted to reflect our updated estimate of fair value of the assets of the discontinued operations less estimated selling costs as of March 1, 2010. This resulted in no gain or loss on the sale of discontinued operations.

From the March 1, 2010, date of the Food Americas acquisition, through the July 13, 2010 sale date, the operating results associated with this portion of the acquired business were classified as discontinued operations.  In accordance with current accounting guidance, income from discontinued operations does not include depreciation or amortization expense.  The operating results of the discontinued operations from March 1, 2010 through July 13, 2010 included in the consolidated financial statements for the three months and nine months ended September 30, 2010 follow:

	Three Months Ended	Nine Months Ended
(in thousands)	September 30, 2010	September 30, 2010
Net sales	$6,557	$54,950
Income (loss) before income taxes	$(1,333)	$2,782
Provision for income taxes	500	(1,000)
Income (loss) from discontinued operations, net of tax	$(833)	$1,782

Note 5 — Financial Assets and Financial Liabilities Measured at Fair Value

The fair values of the Company’s financial assets and financial liabilities listed below reflect the amounts that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date (exit price).

The Company’s non-derivative financial instruments include cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings, and long-term debt.  At September 30, 2010 and December 31, 2009, the carrying value of these financial instruments, excluding long-term debt, approximates fair value because of the short-term maturities of these instruments.  Since June 30, 2010, the fair value measurements of the Company’s long-term debt, including current maturities, primarily represent exchange-traded securities which are valued at quoted prices (unadjusted) in active markets for identical assets that we have the ability to access as of the reporting date.  Prior to June 30, 2010, the Company used discounted cash flow analyses to estimate fair value based on the incremental borrowing rates available to the Company for similar debt with similar terms and maturity.

The carrying values and estimated fair values of long-term debt, including current maturities, at September 30, 2010 and December 31, 2009 follow:

	September 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
(in thousands)	Value	Value	Value	Value
Total long-term debt	$1,376,799	$1,521,117	$1,250,041	$1,303,771

The fair values for derivatives are based on inputs other than quoted prices that are observable for the asset or liability.  These inputs include foreign currency exchange rates and interest rates.  The financial assets and financial liabilities are primarily valued using standard calculations / models that use as their basis readily observable market parameters.  Industry standard data providers are the primary source for forward and spot rate information for both interest rates and currency rates, with resulting valuations periodically validated through third-party or counterparty quotes.

	Significant Other Observable Inputs (Level 2)
(in thousands)	September 30, 2010	December 31, 2009
Currency swaps — net asset (liability) position	$(954)	$(2,693)
Forward exchange contracts — net asset (liability) position	$13	$29

Note 6 — Derivative Instruments

The Company enters into derivative transactions to manage exposures arising in the normal course of business.  The Company recognizes all derivative instruments on the balance sheet at fair value.  Derivatives that are not hedges are adjusted to fair value through income.  If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in stockholders’ equity through other comprehensive income until the hedged item is recognized.  Gains or losses, if any, related to the ineffective portion of any hedge are recognized through earnings in the current period.

The Company enters into certain currency swap contracts that are not hedges to manage changes in the fair value of U.S. dollar denominated debt held in Brazil.  The contracts effectively convert a portion of that debt to the functional currency of its Brazilian operation.  These currency swap contracts generally have maturities that match the maturities of the underlying debt.  The Company has not designated these derivative instruments as hedging instruments.  There were no outstanding currency swap contracts of this nature at September 30, 2010.  At December 31, 2009, the Company had outstanding currency swap contracts with notional amounts aggregating $18.4 million.  The fair value related to active swap contracts is recorded on the balance sheet as either a current or long-term asset or liability and as an element of other costs (income), net, which offsets the related transaction gains or losses.

The Company enters into forward exchange contracts to manage foreign currency exchange rate exposures associated with certain foreign currency denominated receivables and payables.  Forward exchange contracts generally have maturities of less than six months and relate primarily to major Western European currencies for our European operations, the U.S. dollar for our Brazilian operations, and the U.S. and Australian dollars for our New Zealand operations.  The Company has not designated these derivative instruments as hedging instruments.  At September 30, 2010 and December 31, 2009, the Company had outstanding forward exchange contracts with notional amounts aggregating $24.8 million and $18.3 million, respectively.  The net settlement amount (fair value) related to active forward exchange contracts is recorded on the balance sheet as either a current or long-term asset or liability and as an element of other costs (income), net, which offsets the related transaction gains or losses.

In addition, a Brazilian subsidiary of the Company enters into short-term currency swap contracts to manage the foreign exchange exposure on the financing provided by the Company to the subsidiary for the acquisition of a portion of the Food Americas operations of Alcan Packaging in March 2010.  These derivative instruments have been designated as hedging instruments.  The effective portion of the gain or loss on these derivatives is recorded as a component of other comprehensive income and offsets the related gain on the financing.  Amounts recorded in comprehensive income related to these derivatives for the three and nine months ended September 30, 2010 were a loss of approximately $5.6 million and a loss of approximately $5.9 million, respectively.  At September 30, 2010, the notional amount related to this currency swap contract was $95.2 million.

The Company is exposed to credit loss in the event of non-performance by counterparties in currency swap and forward exchange contracts.  Collateral is generally not required of the counterparties or of the Company.  In the event a counterparty fails to meet the contractual terms of a currency swap or forward exchange contract, the Company’s risk is limited to the fair value of the instrument.  The Company actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting major international banks and financial institutions as counterparties.  The Company has not had any historical instances of non-performance by any counterparties, nor does it anticipate any future instances of non-performance.

The fair values and balance sheet presentation of derivative instruments not designated as hedging instruments (unless otherwise noted) at September 30, 2010 and December 31, 2009 are presented in the table below:

		Fair Value	Fair Value
		As of	As of
(in thousands)	Balance Sheet Location	September 30, 2010	December 31, 2009
Asset Derivatives
Currency swaps	Accounts receivable	$—	$7,122
Forward exchange contracts	Accounts receivable	125	33
Total asset derivatives		$125	$7,155

		Fair Value	Fair Value
		As of	As of
(in thousands)	Balance Sheet Location	September 30, 2010	December 31, 2009
Liability Derivatives
Currency swaps	Accounts payable	$—	$9,815
Forward exchange contracts	Accounts payable	112	4
		112	9,819

Currency swaps — hedge instrument	Accounts payable	954

Total liability derivatives		$1,066	$9,819

The income statement impact of derivative instruments not designated as hedging instruments is presented in the table below:

	Location of Gain (Loss)	Amount of Gain (Loss) Recognized in Income on Derivatives
	Recognized in Income	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
(in thousands)	on Derivatives	2010	2009	2010	2009
Currency swap contracts	Other costs (income), net	$35	$(2,326)	$675	$(7,211)
Forward exchange contracts	Other costs (income), net	648	1,260	686	3,356
Total		$683	$(1,066)	$1,361	$(3,855)

Note 7 — Inventories

The Company’s inventories are valued at the lower of cost, with costs generally determined on a first-in, first-out (FIFO) method, or market.  Inventories are summarized as follows:

	September 30,	December 31,
(in thousands)	2010	2009
Raw materials and supplies	$246,086	$139,821
Work in process and finished goods	448,571	280,975
Total inventories, gross	694,657	420,796
Less inventory reserves	(38,180)	(21,729)
Total inventories, net	$656,477	$399,067

Note 8 — Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill attributable to each reportable business segment follow:

	Flexible Packaging	Pressure Sensitive
(in thousands)	Segment	Materials Segment	Total
Reported balance at December 31, 2009	$594,298	$52,554	$646,852

Acquisitions	334,862		334,862
Currency translation	7,576	82	7,658
Reported balance at September 30, 2010	$936,736	$52,636	$989,372

The components of amortized intangible assets follow:

	September 30, 2010		December 31, 2009
(in thousands)	Gross Carrying	Accumulated	Gross Carrying	Accumulated
Intangible Assets	Amount	Amortization	Amount	Amortization
Contract based	$15,447	$(12,193)	$15,447	$(11,368)
Technology based	91,936	(28,189)	51,694	(24,389)
Marketing related	26,488	(12,734)	25,962	(11,470)
Customer based	166,398	(43,950)	72,451	(33,028)
Reported balance	$300,269	$(97,066)	$165,554	$(80,255)

Amortization expense for intangible assets during the first nine months of 2010 was $14.7 million.  Estimated amortization expense for the remainder of 2010 is $4.2 million; $16.3 million for 2011; $14.6 million for 2012; $13.6 million for 2013; $13.6 million for 2014 and $13.6 million for 2015.  The Company does not have any accumulated impairment losses.

Note 9 — Components of Net Periodic Benefit Cost

Benefit costs for defined pension benefit plans are shown below.  Costs for other benefits include defined contribution pension plans and postretirement benefits other than pensions.  The funding policy and assumptions disclosed in the Company’s 2009 Annual Report on Form 10-K are expected to continue unchanged throughout 2010.

	Three Months Ended September 30,				Nine Months Ended September 30,
	Pension Benefits		Other Benefits		Pension Benefits		Other Benefits
(in thousands)	2010	2009	2010	2009	2010	2009	2010	2009
Service cost — benefits earned during the period	$3,416	$3,222	$4,322	$4,984	$10,012	$9,561	$12,713	$8,469
Interest cost on projected benefit obligation	8,725	8,530	138	153	26,201	25,469	413	458
Expected return on plan assets	(10,045)	(10,256)			(30,153)	(30,699)
Amortization of unrecognized transition obligation	52	69			170	194
Amortization of prior service cost	653	594	(138)	(114)	1,959	1,778	(414)	(342)
Recognized actuarial net (gain) or loss	4,054	2,649	(112)	(131)	12,164	7,946	(337)	(393)
Settlement loss	15				46
Net periodic benefit (income) cost	$6,870	$4,808	$4,210	$4,892	$20,399	$14,249	$12,375	$8,192

Note 10 — Stock Incentive Plans

The Company’s 2001 and 2007 (adopted in 2006) Stock Incentive Plans provide for the issuance of an aggregate of up to 11,000,000 shares of common stock to certain employees.  Each plan expires 10 years after its inception, at which point no further stock options or performance units (commonly referred to as stock awards) may be granted.  As of September 30, 2010 and December 31, 2009, 4,542,522 and 5,674,004 shares were available for future grants under these plans, respectively.  Shares forfeited by an employee become available for future grants.

Stock Options

Stock options have not been granted since 2003, and all stock options outstanding at September 30, 2010 are fully vested.  Stock options were granted at prices equal to fair market value on the date of the grant and were exercisable, upon vesting, over varying periods up to ten years from the date of grant.  Stock options for directors vested immediately, while options for Company employees generally vested over three years (one-third per year).  Details of the exercisable stock options are presented in the table below:

	Aggregate		Per Share	Weighted-Average
	Intrinsic	Number of	Option Price	Exercise Price
	Value	Options	Range	Per Option
Exercisable at December 31, 2009	$6,860,000	826,182	$16.78 - $26.95	$21.35
Exercised		(546,942)	$16.78 - $24.82	$19.71
Exercisable at September 30, 2010	$2,012,000	279,240	$16.78 - $26.95	$24.54

The following table summarizes information about outstanding and exercisable stock options at September 30, 2010:

	Options Outstanding and Exercisable
	Number	Weighted-Average
Range of	Outstanding	Remaining	Weighted-Average
Exercise Prices	at 9/30/10	Contractual Life	Exercise Price
$16.78	5,936	0.3 years	$16.78
$22.04 - $26.95	273,304	1.8 years	$24.71
	279,240	1.8 years	$24.54

Stock Awards

Distribution of stock awards is made in the form of shares of the Company’s common stock on a one for one basis.  Distribution of the shares will normally be made not less than three years, nor more than six years, from the date of the stock award grant.  Stock awards for directors vest immediately.  All other stock awards granted under the plans are subject to restrictions as to continuous employment, except in the case of death, permanent disability, or retirement.  Approximately 18 percent of the stock awards granted in 2010 and 50 percent of stock awards granted in 2009 are also subject to the degree to which specified total shareholder return conditions are satisfied.  In addition, cash payments are made during the vesting period on the outstanding stock awards granted prior to January 1, 2010, equal to the dividend on the Company’s common stock.  Cash payments equal to dividends on awards made on or after January 1, 2010, will be distributed at the same time as the shares of common stock to which they relate.  The cost of the award is based on the fair market value of the stock on the date of grant and is charged to income over the requisite service period.

Total compensation expense related to stock incentive plans was $14,000,000 and $13,898,000 as of September 30, 2010 and 2009, respectively.

As of September 30, 2010, the unrecorded compensation cost for stock awards was $47,522,000 and will be recognized over the remaining vesting period for each grant which ranges between December 31, 2010 and December 31, 2015.  The remaining weighted-average life of all stock awards outstanding as of September 30, 2010, was 2.9 years.  These awards are considered equity-based awards and are therefore classified as a component of additional paid-in capital.

The following table summarizes all stock awards unit activity from December 31, 2009 to September 30, 2010:

	Aggregate	Number of
	Intrinsic Value	Stock Awards
Outstanding units at December 31, 2009		3,303,137
Restricted stock units granted		1,341,084
Restricted stock units distributed		(1,266,311)
Restricted stock units canceled		(209,602)
Outstanding units at September 30, 2010	$100,594,000	3,168,308

Note 11 — Total Comprehensive Income (Loss)

The components of total other comprehensive income are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2010	2009	2010	2009
Comprehensive income attributable to Bemis Company, Inc.	$129,442	$91,365	$172,577	$272,702
Comprehensive income attributable to noncontrolling interest	3,170	5,516	5,749	12,754
Total comprehensive income	$132,612	$96,881	$178,326	$285,456

Note 12 — Noncontrolling Interests

On March 15, 2010, the Company acquired an additional 38.6 percent of the outstanding equity in American Plast S.A. for a total consideration of $13.6 million.  On January 4, 2010, the Company acquired the remaining 10 percent noncontrolling interest in Insit Embalagens Ltda. for $2.3 million.  In accordance with current accounting guidance, the differences between the total consideration amounts paid and the noncontrolling interest adjustments were recorded as adjustments to capital in excess of par value. The following table summarizes the effects of changes in the Company’s ownership interest in its subsidiaries on the Company’s equity:

Nine Months Ended
(in thousands)	September 30, 2010
Net income attributable to Bemis Company, Inc.	$151,841
Transfers to noncontrolling interests:
Decrease in Bemis Company, Inc.’s capital in excess of par value due to purchase of American Plast S.A. common shares	(6,016)
Decrease in Bemis Company, Inc.’s capital in excess of par value due to purchase of Insit Embalagens Ltda. common shares	(1,991)
Net transfers to noncontrolling interests	(8,007)
Change from net income attributable to Bemis Company, Inc. and transfers to noncontrolling interests	$143,834

Note 13 — Earnings Per Share Computations

On January 1, 2009, the Company adopted the authoritative accounting guidance issued by the FASB which clarified that unvested share-based payment awards that contain nonforfeitable rights to receive dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (EPS).  Participating securities under this statement include a portion of our unvested employee stock awards, which receive nonforfeitable cash payments equal to the dividend on the Company’s common stock.  The calculation of earnings per share for common stock shown below excludes the income attributable to the participating securities from the numerator and excludes the dilutive impact of those awards from the denominator.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	2010	2009	2010	2009
Numerator
Net income attributable to Bemis Company, Inc.	$61,419	$35,840	$151,841	$121,071
Income allocated to participating securities	(1,073)	(1,095)	(2,756)	(3,833)
Net income available to common shareholders (1)	$60,346	$34,745	$149,085	$117,238

Denominator
Weighted average common shares outstanding — basic	108,617	105,694	108,903	101,845
Dilutive shares	74	222	104	159
Weighted average common and common equivalent shares outstanding — diluted	108,691	105,916	109,007	102,004

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	2010	2009	2010	2009
Per common share income
Basic	$0.55	$0.33	$1.37	$1.15
Diluted	$0.55	$0.33	$1.37	$1.15

(1) Basic weighted average common shares outstanding	108,617	105,694	108,903	101,845
Basic weighted average common shares outstanding and participating securities	110,548	109,024	110,916	105,175
Percentage allocated to common shareholders	98.3%	96.9%	98.2%	96.8%

Certain stock options and stock awards outstanding were not included in the computation of diluted earnings per share above because they would not have had a dilutive effect.  Such stock options and stock awards represented an aggregate of 1,241,773 shares at September 30, 2010 and 2,494 shares at September 30, 2009.

Note 14 — Legal Proceedings

The Company is involved in a number of lawsuits incidental to its business, including environmental related litigation.  Although it is difficult to predict the ultimate outcome of these cases, management believes, except as discussed below, that any ultimate liability would not have a material adverse effect upon the Company’s consolidated financial condition or results of operations.

Environmental Matters

The Company is a potentially responsible party (PRP) pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (commonly known as “Superfund”) and similar state laws in proceedings associated with seventeen sites around the United States.  These proceedings were instituted by the United States Environmental Protection Agency and certain state environmental agencies at various times beginning in 1983.  Superfund and similar state laws create liability for investigation and remediation in response to releases of hazardous substances in the environment. Under these statutes, joint and several liability may be imposed on waste generators, site owners and operators, and others regardless of fault.  Although these regulations could require the Company to remove or mitigate the effects on the environment at various sites, perform remediation work at such sites, or pay damages for loss of use and non-use values, we expect the Company’s liability in these proceedings to be limited to monetary damages. The Company expects its future liability relative to these sites to be insignificant, individually and in the aggregate.  The Company has reserved an amount that it believes to be adequate to cover its exposure.

Alcan Packaging Acquisition

In order to obtain regulatory approval for our acquisition of the Food Americas operations of Alcan Packaging in the United States, we entered into a Consent Decree with the United States Department of Justice on February 25, 2010.  Under the terms of the Consent Decree, we were obligated to divest certain Alcan Packaging Food Americas packaging assets in the United States within a specified time period after the closing date.  The Consent Decree received final approval from the U.S. District Court for the District of Columbia on July 13, 2010.  We finalized the sale of the packaging assets to Exopack Holding Corp. on July 13, 2010 for net cash proceeds of approximately $75.2 million.

São Paulo Tax Dispute

Dixie Toga S.A., acquired by the Company on January 5, 2005, is involved in a tax dispute with the City of São Paulo, Brazil.  The City imposes a tax on the rendering of printing services.  The City has assessed this city services tax on the production and sale of printed labels and packaging products.  Dixie Toga, along with a number of other packaging companies, disagree and contend that the city services tax is not applicable to its products and that the products are subject only to the state value added tax (VAT).  Under Brazilian law, state VAT and city services tax are mutually exclusive and the same transaction can be subject to only one of those taxes.  Based on a ruling from the State of São Paulo, advice from legal counsel, and long standing business practice, Dixie Toga appealed the city services tax and instead continued to collect and pay only the state VAT.

The City of São Paulo disagreed and assessed Dixie Toga the city services tax for the years 1991-1995.  The assessments for those years are estimated to be approximately $64.7 million at the date the Company acquired Dixie Toga, translated to U.S. dollars at the September 30, 2010 exchange rate.  Dixie Toga challenged the assessments and ultimately litigated the issue in two annulment actions filed on November 24, 1998 and August 16, 1999 in the Lower Tax Court in the city of São Paulo.  A decision by the Lower Tax Court in the city of São Paulo in 2002 cancelled all of the assessments for the years 1991-1995.  The City of São Paulo, the State of São Paulo, and Dixie Toga had each appealed parts of the lower court decision.  On February 8, 2010, the São Paulo Court of Justice issued a Decision in favor of Dixie Toga.  This Decision has been appealed by the City of São Paulo.  In the event of a successful appeal by the City and an adverse resolution, the estimated amount for these years could be substantially increased for additional interest, monetary adjustments and costs from the date of acquisition.

The City has also asserted the applicability of the city services tax for the subsequent years 1996-2001 and has issued assessments for those years for Dixie Toga and for Itap Bemis Ltda., a Dixie Toga subsidiary.  The assessments for those years were upheld at the administrative level and are being challenged by the companies.  The assessments at the date of acquisition for these years for tax and penalties (exclusive of interest and monetary adjustments) are estimated to be approximately $9.7 million for Itap Bemis and $31.4 million for Dixie Toga, translated to U.S. dollars at the September 30, 2010 exchange rate.  In the event of an adverse resolution, the estimated amounts for these years could be increased by $45.2 million for Itap Bemis and $130.8 million for Dixie Toga for interest, monetary adjustments and costs.

The 1996-2001 assessments for Dixie Toga are currently being challenged in the courts.  In pursuing its challenge through the courts, taxpayers are generally required, in accordance with court procedures, to pledge assets as security for its lawsuits.  Under certain circumstances, taxpayers may avoid the requirement to pledge assets.  Dixie Toga has secured a court injunction that avoids the current requirement to pledge assets as security for its lawsuit related to the 1996-2001 assessments.

Recently, the City has also asserted the applicability of the city services tax for the subsequent years 2004-2009.  The assessments issued by the City for these years have been received and are being challenged by the Company at the administrative level.  The assessments for tax, penalties, and interest are estimated to be approximately $31.3 million, translated to U.S. dollars at the September 30, 2010 exchange rate.

The Company strongly disagrees with the City’s position and intends to vigorously challenge any assessments by the City of São Paulo.  The Company is unable at this time to predict the ultimate outcome of the controversy and as such has not recorded any liability related to this matter.  An adverse resolution could be material to the consolidated results of operations and/or cash flows of the period in which the matter is resolved.

Brazil Investigation

On September 18, 2007, the Secretariat of Economic Law (SDE), a governmental agency in Brazil, initiated an investigation into possible anti-competitive practices in the Brazilian flexible packaging industry against a number of Brazilian companies including a Dixie Toga subsidiary.  The investigation relates to periods prior to the Company’s acquisition of control of Dixie Toga and its subsidiaries.  Given the preliminary nature of the proceedings the Company is unable at the present time to predict the outcome of this matter.

The Company is currently not otherwise subject to any pending litigation other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the business, results of operations, financial position, or liquidity of the Company.

Note 15 — Segments of Business

The Company’s business activities are organized around and aggregated into its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conforms to this organizational structure, with no significant differences in accounting policies applied.  Minor intersegment sales are generally priced to reflect nominal markups.  The Company evaluates the performance of its segments and allocates resources to them based primarily on operating profit, which is defined as profit before general corporate expense, interest expense, income taxes, and noncontrolling interests.  While there are similarities in selected technology and manufacturing processes utilized between the Company’s business segments, notable differences exist in products, application and distribution of products, and customer base.

A summary of the Company’s business activities reported by its two business segments follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Business Segments (in millions)	2010	2009	2010	2009
Net Sales to Unaffiliated Customers:
Flexible Packaging	$1,152.7	$764.8	$3,161.6	$2,214.7
Pressure Sensitive Materials	142.7	137.0	430.0	400.4

Intersegment Sales:
Flexible Packaging	(0.4)	(0.7)	(1.0)	(1.9)
Pressure Sensitive Materials	(0.7)	(2.2)	(4.3)	(4.5)
Total Net Sales	$1,294.3	$898.9	$3,586.3	$2,608.7

Operating Profit and Pretax Profit:
Flexible Packaging	$135.8	$106.0	$354.3	$299.7
Pressure Sensitive Materials	7.6	5.4	25.9	6.5
Total operating profit (1)	143.4	111.4	380.2	306.2

General corporate expenses	(25.7)	(38.1)	(83.0)	(83.8)
Interest expense	(18.3)	(13.4)	(55.0)	(25.3)
Income from continuing operations before income taxes	$99.4	$59.9	$242.2	$197.1

	September 30,	December 31,
Business Segments (in millions)	2010	2009
Total Assets:
Flexible Packaging	$3,847.7	$2,483.3
Pressure Sensitive Materials	320.8	303.0
Total identifiable assets (2)	4,168.5	2,786.3
Corporate assets (3)	158.4	1,142.4
Total	$4,326.9	$3,928.7

(1)                     Operating profit is defined as profit from continuing operations before general corporate expense, interest expense, income taxes, and noncontrolling interests.

(2)                     Total assets by business segment include only those assets that are specifically identified with each segment’s operations.

(3)                     Corporate assets are principally cash and cash equivalents, prepaid expenses, prepaid income taxes, prepaid pension benefit costs,  and corporate tangible and intangible property.